FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 10
TO
ANNUAL REPORT
OF

THE REPUBLIC OF TURKEY
(Name of Registrant)

Date of end of last fiscal year: December 31, 2001

SECURITIES REGISTERED*

(As of the close of the fiscal year)

	Amounts as to	Names of
	which registration	exchanges on
Title of Issue	is effective	which registered

N/A	N/A	N/A

Names and address of persons authorized to receive notices
and communications from the Securities and Exchange Commission

Republic of Turkey Consulate General in New York
Economic Counselor
821 U.N. Plaza
4th Floor
New York, New York 10017

*   The Registrant is filing this annual report on a voluntary basis.

THE REPUBLIC OF TURKEY
SIGNATURE
EXHIBIT INDEX
OPINION OF FIRST LEGAL ADVISOR
OPINION OF ARNOLD & PORTER

THE REPUBLIC OF TURKEY

     Reference is made to the registration statement filed with the Securities and Exchange Commission (the “Commission”) on March 6, 2003 and effective as of March 10, 2003 (Registration Number 333-103059) (the “Registration Statement”) of The Republic of Turkey (the “Registrant”).

     The sole purpose of this Amendment is to file with the Commission the legal opinions included as Exhibits T and U hereof in accordance with the Registrant’s undertaking in the Registration Statement to furnish copies of such legal opinions as may be required (including the opinion of the Legal Advisor to the Registrant) in connection with any issue of securities under the Registration Statement.

2

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at New York, New York on the 23rd day of June, 2003.

REPUBLIC OF TURKEY

By:	/s/ Melih Nemli

Melih Nemli
Deputy Director General
of Foreign Economic Relations
Undersecretariat of Treasury
Prime Ministry

3

EXHIBIT INDEX

Exhibit
Number			Page Number

	A	None

	B	None

*	C	Copy of the 2001 Annual Budget of Turkey

*	D	Current Turkey Description

*	D-1	Revised Debt section of the Country Description which was previously filed as Exhibit D to the Republic’s Annual Report on Form 18-K (pages 89-117)

*	E	Opinion of the First Legal Advisor, Prime Ministry of the Republic of Turkey dated November 13, 2002

*	F	Opinion of Arnold & Porter dated November 13, 2002

*	G	Recent Developments of the Republic of Turkey as of November 7, 2002

*	H-O	Opinions of Counsel

*	P	Recent developments of the Republic of Turkey as of February 4, 2003

*	Q	Recent developments of the Republic of Turkey as of March 5, 2003

*	R	Opinion of the First Legal Advisor, Prime Ministry of the Republic of Turkey dated May 16, 2003

*	S	Opinion of Arnold & Porter dated May 16, 2003

	T	Opinion of the First Legal Advisor, Prime Ministry of the Republic of Turkey dated June 23, 2003

	U	Opinion of Arnold & Porter dated June 23, 2003

*	Previously filed.

4